

SSION

22003190

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49727

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___

413   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Fortune Financial Services, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3582 Brodhead Road, Suite 202

(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitch Whitenack	724-846-2488 x217	mitch@fortunefinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally and Co., LLC

(Name – if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

3578	5-19-2009
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Mitch Whitenack_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Fortune Financial Services, Inc._____, as of _____December 31st_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: ___Chief Operating Officer___

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☒ (z) Other: ___A copy of the SIPC Supplemental Report_____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORTUNE FINANCIAL SERVICES, INC.

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

DECEMBER 31, 2021

FORTUNE FINANCIAL SERVICES INC

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1 - 2
FINANCIAL STATEMENTS	
Statement of Financial Condition – December 31, 2021	3
Statement of Income for the Year Ended December 31, 2021	4
Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2021	5
Statement of Cash Flows for the Year Ended December 31, 2021	6
Notes to Financial Statements	7 – 10
SUPPLEMENTARY INFORMATION	
Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts	14
OTHER INFORMATION	
Management Report on Exemption Provisions – SEC Rule 17a-5	15
Report of Independent Registered Public Accounting Firm - Review of Exemption Report	16



Lally&Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts has been subjected to audit procedures performed in conjunction with the audit

of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co. LLC

We have served as the Company's auditor since 2015.

Pittsburgh, Pennsylvania
February 25, 2022

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2021

ASSETS

ASSETS

Cash	$ 894,870	
Cash in centralized registration depository account	545	
Prepaid Expenses	177,385	
Commissions receivable on customer contracts	1,453,635	
Equipment	66,798	
Accumulated depreciation	(59,739)	
TOTAL ASSETS		$ 2,533,494

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 17,086	
Accrued expenses	9,400	
Commissions payable on customer contracts	1,228,547	
Unearned assessments	574,395	
Payroll liabilities	3,022	
TOTAL LIABILITIES		$ 1,832,450

STOCKHOLDERS' EQUITY

Common stock ($1 par value, 100 shares authorized, issued and outstanding)	$ 100	
Additional paid-in capital	46,747	
Retained earnings	654,197	
TOTAL STOCKHOLDERS' EQUITY		701,044
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,533,494

The accompanying notes are an integral part of these financial statements.

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

OPERATING REVENUES

Revenues from contracts with customers	$ 23,001,036	
Other income	487,625	
TOTAL OPERATING REVENUES		$ 23,488,661

EXPENSES

Commissions and fees	19,235,870	
Communications	372,536	
Depreciation	1,595	
Licenses	154,929	
Occupancy	86,904	
Other expenses	623,559	
Salaries, Benefits and Taxes	1,530,834	
TOTAL OPERATING EXPENSES		22,006,227
NET INCOME		$ 1,482,434

The accompanying notes are an integral part of these financial statements.

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY
YEAR ENDED DECEMBER 31, 2021

| | Common Stock | | Paid-in | Retained | Total Stockholders' |
	Shares	Par Value	Capital	Earnings	Equity
Balance January 1, 2021	100	$ 100	$ 46,747	$ 471,763	$ 518,610
Distributions to stockholders	-	-	-	(1,300,000)	(1,300,000)
Net income	-	-	-	1,482,434	1,482,434
Balance at December 31, 2021	100	$ 100	$ 46,747	$ 654,197	$ 701,044

The accompanying notes are an integral part of these financial statements.

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	$ 1,482,434	
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation expense	1,595	
Changes in assets/liabilities:		
(Increase) Decrease in commissions receivable on customer contracts	48,012	
(Increase) Decrease in other receivables	200,000	
(Increase) Decrease in prepaid expenses	(177,385)	
Increase (Decrease) in accounts payable and accrued expenses	(7,142)	
Increase (Decrease) in commissions payable on customer contracts	3,925	
Increase (Decrease) in unearned assessments	253,145	
Increase (Decrease) in other liabilities	(62,372)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,742,212
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(2,903)	
NET CASH USED BY INVESTING ACTIVITIES		(2,903)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt Curtailments	(6,000)	
Distributions to shareholders	(1,300,000)	
NET CASH USED BY FINANCING ACTIVITIES		(1,306,000)
NET INCREASE IN CASH		433,309
CASH AT BEGINNING OF YEAR		462,106
CASH AT END OF YEAR		$ 895,415

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission ("SEC") and is registered with Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2021, the Company did not have any cash equivalents.

Revenue Recognition

The Company follows ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows for the year ended December 31, 2021.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 – Summary of Significant Accounting Policies (Continued)

Commission revenue includes mutual fund, 529 plan, and variable product trailing fees, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Equipment and Depreciation

Equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising cost for the year ended December 31, 2021 was $16,512.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2021.

As of December 31, 2021, the Company's income tax returns for years 2020, 2019, and 2018 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, the Company had cash in excess of the insurance limits in the amount of $644,870.

Note 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Other Receivables

In December 2020, the Company made a short-term advance of $200,000 to a shareholder. This amount is included as other receivables in the accompanying statement of financial condition. The advance was repaid in full on January 25, 2021 and is reflected on the Statement of Cash Flows as such.

Note 3 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month-to-month basis with monthly payments of $7,000. For the year ended December 31, 2021, rent expense related to this lease was $84,000 and is included in the occupancy expenses on the statement of income. Total occupancy expenses for the year were $86,904. This lease agreement does not qualify under ASC Topic 842, which became effective January 1, 2019.

Note 4 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2021 was $29,100. These expenses are included in the Salaries, Benefits & Taxes on the statements of income.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2021, the Company had excess net capital of $191,893 of its required net capital of $122,163. The Company's ratio of aggregate indebtedness to net capital was 5.8 to 1.

Note 6 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2021; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 7 – Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Commissions and Fees

Variable Contracts Commissions	$ 9,065,423
12B-1 Fees	11,114,174
Mutual Fund Commissions	1,757,003
Insurance Commissions	1,064,436
Total Revenue from Contracts with Customers	$ 23,001,036

Note 8 – Contingencies and Risks

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of December 31, 2021. Management is not aware of any contingencies as of December 31, 2021 that would require recognition or disclosure due to a material impact on the annual financial statements.

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease. The disruption to the Company's revenue, caused by the outbreak, is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. While a great amount of uncertainty exists, management is confident that the Company has enough funds in reserve to sustain operations. The Company has been carefully monitoring the situation and evaluating different options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

Note 9 – Subsequent Events

The Company has evaluated subsequent events in accordance with ASC Topic 855, Subsequent Events, through February 25, 2022, which is the date the financial statements were available to be issued.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2021

	Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 701,044	-	$ 701,044
Deductions and / or Charges:			
Non-allowable assets:			
Petty cash	-	-	-
CRD account	545	-	545
Net commissions receivable	201,999	-	201,999
Prepaid Expenses	177,385	-	177,385
Equipment - net	7,059	-	7,059
Total non-allowable assets	386,988	-	386,988
Net Capital	$ 314,056	-	$ 314,056
Aggregate Indebtedness	$ 1,832,450	-	$ 1,832,450
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required			
($5,000 or 6 2/3% of Aggregate indebtedness)	$ 122,163	-	$ 122,163
Excess Net Capital			
(Net Capital minus Minimum net capital)	$ 191,893	-	$ 191,893
Excess (Deficit) Net Capital at 100%			
(Net Capital minus 10% of Total aggregate indebtedness)	$ 130,811	-	$ 130,811
Ratio: Aggregate Indebtedness to Net Capital	583.48%		583.48%

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2021

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2021

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITIES FUTURES AND OPTIONS ACCOUNTS
YEAR ENDED DECEMBER 31, 2021

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).



Fortune
Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2021 to December 31, 2021

I, Mitch Whitenack, Chief Operating Officer of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2021 through December 31, 2021.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2021 to December 31, 2021.

Thank you for your oversight,

Mitch Whitenack
Chief Operating Officer
Fortune Financial Services



Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
  Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) Fortune Financial Services, Inc. stated that Fortune Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. Fortune Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortune Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 25, 2022

FORTUNE FINANCIAL SERVICES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2021



Lally & Co.
CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2021

CONTENTS

Agreed-Upon Procedures Report

Report of Independent Registered Public Accounting Firm
  on Applying Agreed-Upon Procedures   1 - 2

Procedures and Findings   1 - 2

Exhibit

Schedule I - General Assessment Reconciliation, Form SIPC-7   3 - 4



Lally&Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
    Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by **Fortune Financial Services, Inc.** and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fortune Financial Services, LLC ("Company") for the year ended December 31, 2021, solely to assist you and SIPC in evaluating Fortune Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' (vendor disbursement records) entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Lally & Co., LLC   5700 Corporate Drive, Suite 800   Pittsburgh, Pennsylvania 15237-5851   **412.367.8190** *office*   412.366.3111 *fax*   www.lallycpas.com

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Lang & Co., LLC

Pittsburgh, Pennsylvania
February 25, 2022

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __12/31/2021__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fortune Financial Services, Inc
3582 Brodhead Road, Suite 202
Monaca, PA 15061

Member FINRA/SIPC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mitch Whitenack 724-846-2488

WORKING COPY

2. A. General Assessment (item 2e from page 2) $60

   B. Less payment made with SIPC-6 filed (exclude interest)   (29   )
       07/21/2021   1500.75
       _____
       Date Paid

   C. Less prior overpayment applied   (0   )

   D. Assessment balance due or (overpayment)   31

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $31

   G. PAYMENT: √ the box
       Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ $31
       Total (must be same as F above)

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services, Inc
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the __26__ day of __January__ , 20__22__ .

Chief Operating Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked Received Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2021
and ending 12-31-2021

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $23,488,660

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   23,448,486

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        _____   _____

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   23,448,486

2d. SIPC Net Operating Revenues $40,174

2e. General Assessment @ .0015 $60
                                   (to page 1, line 2.A.)